ARTICLES OF AMENDMENT

for a

MARYLAND Close **CORPORATION**
(1)

RECEIVED
MAR 03 2021
Maryland Department of Assessments & Taxation

(2) TOP UNII, INC,

a Maryland corporation, certifies to the State Department of Assessments and Taxation of Maryland that the charter of the corporation shall be and hereby is amended as follows:

(3)

The authorized stock and par value of the corporation immediatley prior to this amendment is:1,000 with no par value.
The total number shares of stock with the corporation has authority to issue is changed to: 12,000,000 shares of Common Stock of the par vaule of $1.00 per share.

This amendment of the charter of the corporation has been approved by

(4) The stockholders. This is a close corporation that has elected to have no directors.

The undersigned acknowledges that this is an act of the above-named corporation, and verifies, under the penalties for perjury, that the matters and facts stated herein, which require such verification, are true and accurate, to the best of his/her knowledge, information, and belief.

(5) [signature] VP, Treasurer
ATTESTED TO BY (signature/title)

(5) [signature] VP, Treasurer
SIGNED BY (signature/title)

(6) Return address of filing party:

Amanda J. Beren

31416 Agoura Rd. Ste. 118

Westlake Village, CA 91361

CUST ID:0003835992
WORK ORDER:0005052569
DATE:03-03-2021 03:14 PM
AMT. PAID:$645.00

SDAT Corporate Charter Amendment Revised July 2020